UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 9, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS)

Three month periods ended

(In thousands of US dollars, except per share amounts and share numbers)

(Unaudited)

	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011

	$	$	$	$
Revenue	198,912	183,016	201,360	209,741
Cost of sales	166,000	155,402	171,035	177,012

Gross profit	32,912	27,614	30,325	32,729
Selling, general and administrative expenses	18,373	18,416	18,589	21,558
Research expenses	1,519	1,622	1,737	1,468

	19,892	20,038	20,326	23,026

Operating profit before manufacturing facility closures, restructuring, and other charges	13,020	7,576	9,999	9,703
Manufacturing facility closures, restructuring, and other charges	546	378	967	1,543

Operating profit	12,474	7,198	9,032	8,160

Finance costs
Interest	3,355	3,659	3,901	4,010
Other expense	473	447	1,610	121

Earnings before income taxes (recovery)	8,646	3,092	3,521	4,029

Income taxes (recovery)
Current	493	122	176	308
Deferred	(20)	634	496	(89)

	473	756	672	219

Net earnings	8,173	2,336	2,849	3,810

Earnings per share
Basic	0.14	0.04	0.05	0.06
Diluted	0.14	0.04	0.05	0.06

Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,961,050	58,961,050
Diluted	60,156,176	59,526,474	59,267,987	58,989,394

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INTERTAPE POLYMER GROUP INC.

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS)

Three month periods ended

(In thousands of US dollars, except per share amounts and share numbers)

(Unaudited)

	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010

	$	$	$	$
Revenue	192,620	180,061	187,057	180,278
Cost of sales	168,813	158,853	166,655	158,120

Gross profit	23,807	21,208	20,402	22,158
Selling, general and administrative expenses	18,406	18,837	17,013	18,557
Research expenses	1,373	1,346	1,485	1,929

	19,779	20,183	18,498	20,486

Operating profit before manufacturing facility closures, restructuring, and other charges	4,028	1,025	1,904	1,672
Manufacturing facility closures, restructuring, and other charges	3	3,534	-	-

Operating profit (loss)	4,025	(2,509)	1,904	1,672

Finance costs
Interest	3,791	3,959	3,910	3,912
Other (income) expense	2	(95)	461	392

Earnings (loss) before income taxes
(recovery)	232	(6,373)	(2,467)	(2,632)

Income taxes (recovery)
Current	82	(543)	447	(16)
Deferred	191	32,706	(192)	(78)

	273	32,163	255	(94)

Net loss	(41)	(38,536)	(2,722)	(2,538)

Loss per share
Basic	(0.00)	(0.65)	(0.05)	(0.04)
Diluted	(0.00)	(0.65)	(0.05)	(0.04)

Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,951,050	58,951,050
Diluted	58,961,050	58,961,050	58,951,050	58,951,050

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This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim condensed consolidated financial statements and notes thereto for the three months ended March 31, 2012 and 2011. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and is expressed in US dollars.

As a result of the structural, operational, management and reporting realignments of Intertape Polymer Group Inc. (the “Company” or “IPG”) during the third quarter of 2010, the Company no longer has operating divisions and now operates as a single segment. Accordingly, the Company no longer reports on previously-defined divisions.

Overview

The Company reported revenue for the first quarter of 2012 of $198.9 million, an increase of 3.3% compared to $192.6 million for the first quarter of 2011 and an increase of 8.7% sequentially compared to $183.0 million for the fourth quarter of 2011. Gross profit totaled $32.9 million for the first quarter of 2012 as compared to $23.8 million and $27.6 million, respectively, for the first quarter of 2011 and fourth quarter of 2011. Revenue and sales volume were higher in the first quarter of 2012 compared to the fourth quarter of 2011. Revenue was higher and sales volume was lower in the first quarter of 2012 compared to the first quarter of 2011. The lower sales volume is due primarily to progress made toward reducing sales of low-margin products and the closure of the Company’s Brantford facility in the second quarter of 2011.

Net earnings for the first quarter of 2012 were $8.2 million ($0.14 per share, both basic and diluted) as compared to a net loss of less than $0.1 million ($0.00 per share, both basic and diluted) for the first quarter of 2011 and net earnings of $2.3 million ($0.04 per share, both basic and diluted) for the fourth quarter of 2011.

In February 2012, the Company entered into an amendment to its Asset-Based Loan (“ABL”) facility extending its maturity date to February 2017. Under the amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility.

Outlook

The Company anticipates that revenue, gross margin and adjusted EBITDA in the second quarter of 2012 will be similar to the first quarter of 2012. Cash flows from operations in the second quarter of 2012 are expected to be higher than the first quarter of 2012 mainly due to an anticipated decrease in working capital requirements. While total debt increased modestly on a sequential basis due to typical first quarter working capital requirements and the semi-annual interest payment on Senior Subordinated Notes, total debt at the end of the second quarter of 2012 is expected to be lower than it was at the end of fiscal year 2011 due to the expected increase in cash flows from operations.

Results of Operations

Revenue

The Company’s revenue for the first quarter of 2012 was $198.9 million, a 3.3% increase compared to $192.6 million for the first quarter of 2011 and sequentially an 8.7% increase compared to $183.0 million for the fourth quarter of 2011. Sales volume decreased approximately 11% compared to the first quarter of 2011 and increased approximately 7% compared to the fourth quarter of 2011. The sales volume decrease in the first quarter of 2012 compared to the first quarter of 2011 is approximately 7% after adjusting for the closure of the Brantford facility which occurred in the second quarter of 2011. The adjusted sales volume decrease was primarily due to reducing sales of low-margin products partially offset by an increase in volume for all other products. The sales volume increase compared to the fourth quarter of 2011 was primarily due to seasonal demand.

Selling prices, including the impact of product mix, increased approximately 13% in the first quarter of 2012 compared to the first quarter of 2011 after adjusting for the closure of the Brantford facility. An improved pricing environment that began in the second quarter of 2011 was the primary reason for the increase. Selling prices, including the impact of favourable product mix, increased approximately 2% in the first quarter of 2012 compared to the fourth quarter of 2011.

Gross Profit and Gross Margin

Gross profit totalled $32.9 million in the first quarter of 2012, an increase of 38.2% from the first quarter of 2011 and an increase of 19.2% from the fourth quarter of 2011. Gross margin was 16.5% in the first quarter of 2012, 12.4% in the first quarter of 2011, and 15.1% in the fourth quarter of 2011. As compared to the first quarter of 2011, gross profit increased primarily due to higher selling prices, improved product mix and manufacturing cost reductions partially offset by lower sales volume. Selling prices

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increased more than both conversion cost and raw material cost increases, however the spread between selling prices and raw material costs is still compressed when compared to periods prior to 2010. As compared to the fourth quarter of 2011, gross profit increased primarily due to higher selling prices, improved product mix and increased sales volume.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) totalled $18.4 million for the first quarter of 2012, the first quarter of 2011, and the fourth quarter of 2011. As a percentage of revenue, SG&A expenses were 9.2%, 9.6% and 10.1% for the first quarter of 2012, the first quarter of 2011 and the fourth quarter of 2011, respectively. SG&A expenses were approximately equal in the first quarter of 2012 compared to the first quarter of 2011 primarily due to the increased selling costs related to higher profitability offset by lower professional service fees, primarily related to the ITI litigation. SG&A expenses were approximately equal in the first quarter of 2012 compared to the fourth quarter of 2011 primarily due to increased selling costs related to key initiatives offset by lower administrative costs related to the timing of the recognition of variable compensation costs.

Interest

Interest expense for the first quarter of 2012 totaled $3.4 million, a $0.4 million or 11.5% decrease from the first quarter of 2011. Interest expense for the first quarter of 2012 was lower than the first quarter of 2011 primarily due to the expiration of the interest rate swap in September 2011 and the reduction of the outstanding balance on our ABL facility. When compared to the interest expense in the fourth quarter of 2011 of $3.7 million, interest expense for the first quarter of 2012 was lower by $0.3 million.

Other (income) expense

Other expense for the first quarter of 2012 totalled $0.5 million, a $0.5 million increase from the first quarter of 2011. Other expense includes losses on disposal of property, plant and equipment which totalled approximately $0.2 million for the first quarter of 2012, $0.3 million for the fourth quarter of 2011, and nil for the first quarter of 2011. The increase from the first quarter of 2011 was primarily due to losses on asset disposals and a decrease in foreign exchange gains in the first quarter of 2012. Other expense for the first quarter of 2012 remained relatively flat as compared to the $0.4 million in the fourth quarter of 2011.

Non-GAAP Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss) and adjusted earnings (loss) per share. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

The Company’s definition of adjusted EBITDA has recently changed to exclude the impact of stock-based compensation expense. All historical adjusted EBITDA information presented has been updated to conform to the new definition.

Adjusted net earnings (loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other charges; and (ii) other items as disclosed. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning

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prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS (LOSS) RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars except per share amounts and share numbers)
(Unaudited)
	Three months ended
	March 31, 2012	December 31, 2011	March 31, 2011
	$	$	$
Net earnings (loss)	8.2	2.3	(0.0)
Add back: Manufacturing facility closures, restructuring, and other charges; net of nil income taxes	0.5	0.4	0.0
Adjusted net earnings (loss)	8.7	2.7	(0.0)

Earnings (loss) per share
Basic	0.14	0.04	(0.00)
Diluted	0.14	0.04	(0.00)

Adjusted earnings (loss) per share
Basic	0.15	0.05	(0.00)
Diluted	0.14	0.05	(0.00)
Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,961,050
Diluted	60,156,176	59,526,474	58,961,050

Adjusted net earnings were $8.7 million for the first quarter of 2012 as compared to an adjusted net loss of less than $0.1 million for the first quarter of 2011. Adjusted net earnings in the first quarter of 2012 were $6.0 million higher than the adjusted net earnings of $2.7 million in the fourth quarter of 2011. Adjusted net earnings were higher in the first quarter of 2012 compared to both the first quarter of 2011 and the fourth quarter of 2011 primarily as a result of higher revenue, higher gross margin and a lower effective tax rate in the first quarter of 2012.

Adjusted fully diluted earnings per share for the first quarter of 2012 was $0.14 per share, a $0.14 per share increase over the first quarter of 2011 and a $0.09 per share increase compared to the fourth quarter of 2011.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) interest and other (income) expense; (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as

6

alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA AND ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)
(Unaudited)
	Three months ended
	March 31,	December 31,	March 31,
	2012	2011	2011
	$	$	$
Net earnings (loss)	8.2	2.3	(0.0)
Add back: Interest and other (income) expense	3.8	4.1	3.8
Income taxes	0.5	0.8	0.3
Depreciation and amortization	7.6	7.7	7.8
EBITDA	20.1	14.9	11.8
Manufacturing facility closures, restructuring and other charges	0.5	0.4	0.0
Stock-based compensation expense	0.1	0.2	0.1
Adjusted EBITDA	20.8	15.5	12.0

Adjusted EBITDA was $20.8 million for the first quarter of 2012, $12.0 million for the first quarter of 2011 and $15.5 million for the fourth quarter of 2011. The increase in adjusted EBITDA in the first quarter of 2012 as compared to both the first quarter of 2011 and the fourth quarter of 2011 is primarily due to higher revenue and gross margin as discussed above.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense (recovery) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The effective tax rate for the three months ended March 31, 2012 was approximately 5.5% compared to approximately 117.7% for the three months ended March 31, 2011 and 24.4% for the three months ended December 31, 2011. The effective tax rate for the three months ended March 31, 2012 is based on total income tax expense of $0.5 million on $8.6 million of earnings before income taxes. The decrease in effective tax rate from the three months ended March 31, 2011 to the three months ended March 31, 2012 is primarily due to the nonrecurrence of a deferred tax asset revaluation within the Company’s Portuguese tax entity during the three months ended March 31, 2011 combined with a change in the mix of earnings between tax jurisdictions for the three months ended March 31, 2012. The decrease in effective tax rate from the three months ended December 31, 2011 to the three months ended March 31, 2012 is primarily due to a shift in the earnings between tax jurisdictions.

Net Earnings (Loss)

Net earnings for the first quarter of 2012 totalled $8.2 million compared to a net loss of less than $0.1 million for the first quarter of 2011, and net earnings of $2.3 million for the fourth quarter of 2011. The increase in net earnings for the first quarter of 2012 compared to the first quarter of 2011 was primarily due to higher revenue, higher gross margin and a lower effective tax rate as discussed above, partially offset by $0.5 million recorded in the first quarter of 2012 related to the revaluation of certain assets related to the Brantford facility closure. The increase in net earnings for the first quarter of 2012 compared to the fourth quarter of 2011 was primarily due to higher revenue, higher gross margin and a lower effective tax rate in the first quarter of 2012.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

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Related Party Transactions

There have been no material changes with respect to related party transactions since December 31, 2011. Reference is made to the Section entitled “Related Party Transactions” in the Company’s MD&A as of and for the year ended December 31, 2011 and to Note 11 to the unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2012.

Working Capital

One of the metrics the Company uses to measure inventory performance is Days Inventory. Days Inventory decreased by two days from both the first quarter of 2011 and the fourth quarter of 2011 compared to the first quarter of 2012. The Company expects Days Inventory to remain at a similar level during the second quarter of 2012. Inventories increased $4.6 million to $95.3 million as of March 31, 2012 from $90.7 million as of December 31, 2011.

One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”). DSO’s decreased by two days from the first quarter of 2011 to the first quarter of 2012 and increased by one day from the fourth quarter of 2011 to the first quarter of 2012. DSO’s are expected to be in the mid 40’s during the second quarter of 2012. Trade receivables increased $11.4 million to $94.0 million as of March 31, 2012 and from $82.6 million as of December 31, 2011 as noted in the table below.

The calculations are shown in the following tables:

Three months ended
(unaudited)	March 31,	December 31,	March 31,
	2012	2011	2011
	$	$	$
Cost of Sales	$166.0	$155.4	$168.8
Days in Quarter	91	92	90
Cost of Sales Per Day	$1.82	$1.69	$1.88
Average Inventory	$93.0	$89.9	$99.5
Days Inventory	51	53	53

Three months ended
(unaudited)	March 31,	December 31,	March 31,
	2012	2011	2011
	$	$	$
Revenue	$198.9	$183.0	$192.6
Days in Quarter	91	92	90
Revenue Per Day	$2.19	$1.99	$2.14
Trade Receivables	$94.0	$82.6	$96.6
DSO’s	43	42	45

Days Inventory is calculated as follows:

Cost of Sales ÷ Days in Quarter = Cost of Sales Per Day

(Beginning Inventory + Ending Inventory) ÷ 2 = Average Inventory

Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

DSO’s is calculated as follows: Revenue ÷ Days in Quarter = Revenue Per Day Ending Trade Receivables ÷ Revenue Per Day = DSO’s

Accounts payable and accrued liabilities decreased $1.1 million to $72.9 million as of March 31, 2012 from $74.0 million as of December 31, 2011, primarily due to payments for 2011 liabilities related to interest and compensation partially offset by increased purchases of raw material inventory.

Long-Term Debt and Liquidity

The Company has a $200 million ABL facility with a syndicate of financial institutions. The Company relies upon cash flows from operating activities and funds available under its ABL to meet working capital requirements, anticipated obligations under its other debt instruments, and to partially finance capital expenditures for the foreseeable future. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories, and manufacturing equipment.

As of March 31, 2012, the Company had borrowed $72.7 million under its ABL, including $2.4 million in letters of credit. As of March 31, 2011, $103.8 million had been borrowed, including $2.6 million in letters of credit.

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When combined with cash on-hand and cash equivalents, the Company had total cash and loan availability of $81.5 million as of March 31, 2012, $58 million as of December 31, 2011 and $48.8 million as of March 31, 2011. The increase of $32.7 million in total cash and loan availability between March 31, 2011 and March 31, 2012 was primarily due to debt reduction. The increase of $23.5 million in total cash and loan availability from December 31, 2011 to March 31, 2012 was primarily due to an increase in the borrowing base, partially offset by an increase in borrowings. The increase in the borrowing base was primarily due to a greater value placed on the manufacturing equipment as a result of the appraisal completed in connection with the extension of the ABL. Other increases in the borrowing base were due to increases in trade receivables and inventory. As of May 8, 2012, the Company had cash and unused availability under its ABL exceeding $84 million.

The ABL was scheduled to mature in March 2013. In February 2012, the Company amended the ABL to extend its maturity date to February 2017. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing Senior Subordinated Notes) if the Senior Subordinated Notes have not been retired or if other conditions have not been met. Under the amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility.

The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases. The pricing grid ranges from 1.75% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL lenders subordinated to real estate mortgage financing up to $35.0 million. As of March 31, 2012, the Company had secured real estate mortgage financing of $3.8 million, leaving the Company the ability to obtain an additional $31.2 million of real estate mortgage financing. The ABL also allows the Company to secure up to $25.0 million of financing in connection with the purchase of fixed assets under a purchase money debt facility. As of March 31, 2012, the Company had outstanding permitted purchase money debt of $0.6 million incurred after March 28, 2008 (closing date of the original $200 million ABL facility), leaving the Company the ability to obtain an additional $24.4 million of permitted purchase money debt financing.

The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan contributions in excess of pension plan expense to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was above the $25.0 million threshold of unused availability throughout 2011 and, thus, was in compliance with this fixed charge ratio covenant as of March 31, 2012.

The Company has $118.7 million of Senior Subordinated Notes (“Notes”) bearing interest at 8.5%, payable semi-annually on February 1 and August 1, with the principal due on August 1, 2014. The Indenture governing the Notes provides that they are redeemable at par beginning August 2012. The Company may elect to begin redeeming the Notes in 2012.

Cash Flows

Cash flows from operations before changes in working capital items increased in the first quarter of 2012 by $8.8 million to $20.1 million from $11.2 million in the first quarter of 2011. Cash flows from operations before changes in working capital items for the first quarter of 2012 increased $5.1 million compared to the fourth quarter of 2011. The increase in cash flows from operations before changes in working capital for the first quarter of 2012 compared to both the first quarter of 2011 and the fourth quarter of 2011 is primarily due to increased gross profit in the first quarter of 2012.

Cash flows from operating activities increased in the first quarter of 2012 by $16.9 million to a $6.8 million source of funds from a $10.1 million use of funds in the first quarter of 2011. In the first quarter of 2012, changes in working capital items resulted in a net use of funds of $13.3 million compared to a net use of funds of $21.3 million in the first quarter of 2011. The decrease in the use of funds from the first quarter of 2011 to the first quarter of 2012 is primarily due to a smaller increase in inventory occurring during the first quarter of 2012 as compared to the first quarter of 2011. Compared to the fourth quarter of 2011, cash flows from operating activities decreased $21.0 million during the first quarter of 2012 primarily due to increased use of working capital related to higher revenue in the first quarter of 2012.

Cash flows used for investing activities were $4.9 million in the first quarter of 2012 compared to $2.7 million generated in the first quarter of 2011. The increase in cash used for investing activities in the first quarter of 2012 as compared to the first quarter of 2011 is primarily due to an increase in capital expenditures and the non-recurrence of a restricted cash release that occurred in the first quarter of 2011.

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Total expenditures in connection with property, plant and equipment were $4.7 million and $2.8 million for the first quarter of 2012 and 2011, respectively. Capital expenditures for 2012 are expected to be approximately $20.0 million.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in sales volumes in most products without additional capital expenditures. In addition, the Company believes that it is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets.

Cash flows used in financing activities were $1.1 million in the first quarter of 2012. Cash flows generated from financing activities were $6.8 million in the first quarter of 2011. The increase of $7.9 million in cash used for financing activities in the first quarter of 2012 is primarily due to reduced borrowings as a result of higher cash flows from operating activities and payment of debt issue costs related to the amendment of the ABL facility.

The Company increased total indebtedness during the first quarter of 2012 by $6.0 million. The increase was due to working capital requirements as discussed above.

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, was $2.1 million in the first quarter of 2012 compared to an outflow of $12.9 million in the first quarter of 2011. The increase in free cash flows in the first quarter of 2012 was primarily a result of increased cash flows from operations partially offset by an increase in capital expenditures and the non-recurrence of a restricted cash release that occurred in the first quarter of 2011. Free cash flows were $21.3 million lower in the first quarter of 2012 compared to the fourth quarter of 2011. The primary reason for the decrease is a reduction in cash flows from operating activities as discussed above. The Company is including free cash flows because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below. The reader is encouraged to review this reconciliation.

FREE CASH FLOWS RECONCILIATION TO CASH FLOWS FROM OPERATING ACTIVITIES
(in millions of US dollars)	Three months ended
	March 31,	December 31,	March 31,
(Unaudited)	2012	2011	2011
	$	$	$
Cash flows from operating activities	6.8	27.8	(10.1)
Less purchases of property, plant and equipment	4.7	4.4	2.8
Free cash flows	2.1	23.4	(12.9)

Contractual Obligations

As of March 31, 2012, there were no material changes in the contractual obligations set forth in the Company’s 2011 annual consolidated financial statements that were outside the ordinary course of the Company’s business with the exception of the ABL maturity extension from March 2013 to February 2017 following an amendment to the ABL facility in February 2012. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing Senior Subordinated Notes) if such notes have not been retired or if other conditions have not been met.

Capital Stock and Dividends

As of March 31, 2012 there were 58,961,050 common shares of the Company outstanding.

During the first quarter of 2012, no stock options were granted or exercised, and no stock was repurchased by the Company.

10

Financial Risk Management, Objectives and Policies

There have been no material changes with respect to the Company’s financial risks and management thereof during the three months ended March 31, 2012. Please refer to Note 21 of the Company’s annual consolidated financial statements as of December 31, 2011, and for the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives, and policies.

Litigation

In 2009, the Company filed a complaint in the US District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million.

On May 19, 2011, the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation.

On February 10, 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the US District Court for Western District of Tennessee, alleging that the Company has infringed a US patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. Multilayer has filed substantially similar complaints against several other manufacturers of stretch film. In its complaint against the Company, Multilayer is seeking an injunction against the Company’s alleged infringement, damages of not less than a reasonable royalty, trebling of the damage award and attorneys’ fees. This matter is presently in the pre-discovery phase of litigation. At this time, it is not possible to assess the likelihood of an adverse outcome or determine an estimate, or a range of estimates, of potential damages. The Company believes it has meritorious legal positions and intends to vigorously defend this litigation.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Significant changes in the underlying assumptions could result in significant changes to these estimates; consequently, they are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

These financial statements and notes follow the same accounting policies, judgments, estimates and assumptions as those described in the most recent annual audited consolidated financial statements of the Company. These financial statements and notes should be read in conjunction with the Company’s 2011 annual audited consolidated financial statements.

Future Accounting Policies

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning after July 1, 2012. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

Amended IAS 1 - Presentation of Financial Statements: Amended IAS 1 includes a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss. The new requirement is effective for annual periods beginning on or after July 1, 2012. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

IFRS 9 – Financial Instruments: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS, the IASB also issued amended and retitled IAS 27 Separate Financial

11

Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. The impact of these new standards on the Company is expected to be minimal, given that it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and required disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Amended IAS 19 – Employee Benefits: Amended IAS 19 key provisions include eliminating an option to defer the recognition of gains and losses, improving comparability and faithfulness of presentation, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations and enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Summary of Quarterly Results

A table of unaudited Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of March 31, 2012 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2011, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

12

Forward-Looking Statements

Certain statements and information included in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements. While these statements are based on certain factors and assumptions which Management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

March 31, 2012

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings (Loss)	2

Consolidated Comprehensive Income	3

Consolidated Changes in Shareholders’ Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 14

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Periods ended March 31,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	198,912 198,912	198,912 198,912
	Three months ended March 31,
	2012	2011
	$	$
Revenue	198,912	192,620
Cost of sales	166,000	168,813

Gross profit	32,912	23,807

Selling, general and administrative expenses	18,373	18,406
Research expenses	1,519	1,373

	19,892	19,779

Operating profit before manufacturing facility closures, restructuring and other charges	13,020	4,028

Manufacturing facility closures, restructuring and other charges	546	3

Operating profit	12,474	4,025

Finance costs
Interest	3,355	3,791
Other expense	473	2

	3,828	3,793

Earnings before income taxes (recovery)	8,646	232
Income taxes (recovery) (Note 7)
Current	493	82
Deferred	(20)	191

	473	273

Net earnings (loss)	8,173	(41)

Earnings (loss) per share
Basic	0.14	(0.00)

Diluted	0.14	(0.00)

The accompanying notes are an integral part of the interim condensed consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	1,838 1,838	1,838 1,838
	Three months ended March 31,
	2012	2011
	$	$
Net earnings (loss)	8,173	(41)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2011)	-	(15)
Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2011)	-	309
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2011)	338	892
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil, nil in 2011)	199	(278)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil, nil in 2011)	-	(189)
Change in cumulative translation difference	1,838	3,207

Other comprehensive income	2,375	3,926

Comprehensive income for the period	10,548	3,885

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Three months ended March 31, 2011

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital Stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total Shareholders’ Equity
		$	$	$	$	$	$	$

Balance as at December 31, 2010	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085

Transactions with owners
Stock-based compensation expense			144					144

Net loss							(41)	(41)

Other comprehensive income
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(15)	(15)		(15)

Settlement of interest rate swap agreements – transferred to earnings					309	309		309

Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					892	892		892

Settlement of forward foreign exchange rate contracts – transferred to earnings					(278)	(278)		(278)

Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships					(189)	(189)		(189)

Changes to cumulative translation differences				3,207		3,207		3,207

				3,207	719	3,926		3,926

Balance as at March 31, 2011	58,961,050	348,148	15,937	6,142	955	7,097	(223,068)	148,114

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Three months ended March 31, 2012

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital Stock			Accumulated other comprehensive income
				Cumulative
				translation	Reserve for			Total
			Contributed	adjustment	cash flow			Shareholders’
	Number	Amount	surplus	account	hedges	Total	Deficit	Equity
		$	$	$	$	$	$	$
Balance as at December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

Transactions with owners
Stock-based compensation expense			143					143

Net earnings							8,173	8,173

Other comprehensive income
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					338	338		338

Settlement of forward foreign exchange rate contracts – transferred to earnings					199	199		199

Changes to cumulative translation differences				1,838		1,838		1,838

				1,838	537	2,375		2,375

Balance as at March 31, 2012	58,961,050	348,148	16,754	3,044	524	3,568	(220,601)	147,869

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2012	2011
	$	$
OPERATING ACTIVITIES
Net earnings (loss)	8,173	(41)
Adjustments to net earnings (loss)
Depreciation and amortization	7,588	8,098
Income tax expense	473	273
Interest expense	3,355	3,504
Charges in connection with manufacturing facility closures, restructuring and other charges	386	3
Write-down of inventories, net	26	82
Stock-based compensation expense	143	144
Pension and post-retirement benefits expense	251	215
(Gain) loss on foreign exchange	232	(196)
Other adjustments for non cash items	200	8
Income taxes paid, net	(1)	(43)
Contributions to defined benefit plans	(771)	(829)

Cash flows from operating activities before changes in working capital items	20,055	11,218

Changes in working capital items
Trade receivables	(10,609)	(9,872)
Inventories	(4,146)	(14,381)
Parts and supplies	(305)	(341)
Other current assets	2,463	(622)
Accounts payable and accrued liabilities	(217)	3,903
Provisions	(459)	-

	(13,273)	(21,313)

Cash flows from operating activities	6,782	(10,095)

INVESTING ACTIVITIES
Proceeds (payments) on the settlements of forward foreign exchange rate contracts	(200)	263
Purchase of property, plant and equipment	(4,732)	(2,786)
Proceeds from disposals of property, plant and equipment and other assets	20	-
Restricted cash and other assets	(28)	5,316
Purchase of intangible assets	(7)	(80)

Cash flows from investing activities	(4,947)	2,713

FINANCING ACTIVITIES
Proceeds from long-term debt	20,626	17,038
Repayment of long-term debt	(14,605)	(4,237)
Payments of debt issue costs	(1,447)	-
Interest paid	(5,677)	(6,007)

Cash flows from financing activities	(1,103)	6,794

Net increase (decrease) in cash and cash equivalents	732	(588)
Effect of exchange differences on cash and cash equivalents	111	(41)
Cash and cash equivalents, beginning of period	4,345	3,968

Cash and cash equivalents, end of period	5,188	3,339

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

(Unaudited)

	March 31, 2012 (Unaudited)	December 31, 2011 (Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	5,188	4,345
Trade receivables	94,022	82,622
Other receivables	3,216	4,870
Inventories (Note 5)	95,349	90,709
Parts and supplies	14,942	14,596
Prepaid expenses	5,722	6,581
Derivative financial instruments (Note 12)	524	-

	218,963	203,723
Property, plant and equipment (Note 6)	201,549	203,648
Other assets	2,754	2,726
Intangible assets	2,961	3,137
Deferred tax assets	34,107	33,489

Total Assets	460,334	446,723

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	72,922	73,998
Provisions (Note 9)	1,641	1,913
Derivative financial instruments (Note 12)	-	13
Installments on long-term debt (Note 8)	2,996	3,147

	77,559	79,071
Long-term debt (Note 8)	196,088	191,142
Pension and post-retirement benefits	36,933	37,320
Provisions (Note 9)	1,885	2,012

	312,465	309,545

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	348,148	348,148
Contributed surplus	16,754	16,611
Deficit	(220,601)	(228,774)
Accumulated other comprehensive income	3,568	1,193

	147,869	137,178

Total Liabilities and Shareholders’ Equity	460,334	446,723

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2012

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 -    GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Sarasota-Bradenton, Florida. The address of the Company’s registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 -    ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s interim consolidated balance sheets as at March 31, 2012 and December 31, 2011, as well as its interim consolidated earnings (loss), comprehensive income, changes in shareholders’ equity and cash flows for the three months ended March 31, 2012 and 2011. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and are expressed in US dollars. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

These financial statements and notes follow the same accounting policies, judgments, estimates and assumptions as those described in the most recent annual audited consolidated financial statements of the Company. These financial statements and notes should be read in conjunction with the Company’s 2011 annual audited consolidated financial statements.

These financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. These adjustments are of a normal recurring nature.

The unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Board of Directors on May 8, 2012.

Certain prior period amounts have been reclassified to conform to current period presentation.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning after July 1, 2012. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

Amended IAS 1 - Presentation of Financial Statements: Amended IAS 1 includes a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss. The new requirement is effective for annual periods beginning on or after July 1, 2012. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

IFRS 9 – Financial Instruments: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. The impact of these new standards on the Company is expected to be minimal, given that it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and required disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Amended IAS 19 – Employee Benefits: Amended IAS 19 key provisions include eliminating an option to defer the recognition of gains and losses, improving comparability and faithfulness of presentation, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations and enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 -    INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended March 31,
	2012	2011
	$	$
Employee Benefit Expense
Wages, salaries and other short-term benefits	33,758	33,514
Stock-based payments	143	144
Pensions – defined benefit plans	270	248
Pensions – defined contribution plans	857	190

	35,028	34,096

Finance costs - Interest
Interest on long-term debt	3,147	3,637
Amortization of debt issue expenses on long-term debt and asset based loan	283	289
Other interest and financial income	-	(116)
Interest capitalized to property, plant and equipment	(75)	(19)

	3,355	3,791

Finance costs - Other expense
Foreign exchange gain	(38)	(169)
Interest income and other finance costs	511	217
Change in fair value of forward foreign exchange rate contracts	-	(46)

	473	2

Other Elements of Expenses
Depreciation of property, plant and equipment	7,373	7,674
Amortization of intangible assets	215	129
Amortization of other charges	86	6
Loss on disposal of property, plant and equipment	243	8
Write-down of inventories to net realizable value	57	83
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	31	1
Advisory and support services fees	-	76

4 -    SIGNIFICANT EVENTS AND TRANSACTIONS

In the three months ended March 31, 2012 and 2011 the Company incurred approximately $546,000 and $3,000, respectively, in manufacturing facility closure costs. The current period costs are related to the revaluation of certain Brantford facility assets. The prior period costs were related to incremental costs incurred before the closure of the Brantford facility in the second quarter of 2011.

In 2009, the Company filed a complaint in the U.S. District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On March 10, 2011, the bond posted by the Company was reduced to $1.0 million, which included $0.7 million of damages and $0.3 million of anticipated legal fees and pre-judgment interest. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million.

On May 19, 2011 the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation.

5 -  INVENTORIES

	March 31, 2012	December 31, 2011
	$	$
Raw materials	31,247	26,754
Work in process	17,783	18,234
Finished goods	46,319	45,721

	95,349	90,709

The amount of inventories recognized as an expense during the period corresponds to cost of sales for the period.

6 -  PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2012 and 2011, acquisitions of property, plant and equipment amounted to approximately $4.7 million and $2.8 million, respectively. During the three months ended March 31, 2012 and 2011, the net book value of property, plant and equipment disposals amounted to approximately $273,000 and $10,000, respectively and the loss on those disposals amounted to approximately $243,000 and $8,000, respectively.

As at March 31, 2012 and 2011, the Company had no significant commitments to purchase any property, plant or equipment.

There were no impairment losses or reversals of impairment losses during the current and comparative reporting periods.

7 -  INCOME TAXES

Income tax expense (recovery) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense (recovery) in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the annual income tax rate changes. The effective tax rate for the three months ended March 31, 2012 and 2011 was approximately 5.5% and 117.7%, respectively. The decrease in effective tax rate is primarily due to the nonrecurrence of a deferred tax asset revaluation within the Company’s Portuguese tax entity during the three months ended March 31, 2011 combined with a change in the mix of earnings between tax jurisdictions for the three months ended March 31, 2012.

8 -  LONG-TERM DEBT

	December 31, 000	December 31, 000
	March 31, 2012	December 31, 2011
	$	$
Senior Subordinated Notes (1)	116,958	116,794
Asset-based loan (1)	68,320	63,013
Finance lease liabilities	6,006	6,058
Term debt	4,030	4,501
Mortgage loans (1)	3,770	3,923

	199,084	194,289
Less: Installments on long-term debt	2,996	3,147

	196,088	191,142

(1)	The Senior Subordinated Notes, Asset-based loans and Mortgage loans are presented net of unamortized related debt issue expenses, amounting to $3.8 million ($3.6 million in 2011).

On February 1, 2012 the Company entered into an amendment to its Asset Based Loan (“ABL”) extending its maturity date to February 2017 from March 2013. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing senior subordinated notes) if such notes have not been retired or if other conditions have not been met. Under the amendment to the ABL, the pricing grid of the extended ABL ranges from 1.75% to 2.25%.

The Company capitalized $1.4 million in debt issue expenses under the caption Long-term debt on the Balance Sheet as at March 31, 2012, as a result of the ABL amendment. These debt issue expenses and the previously capitalized debt issue expenses remaining of $0.6 million are being amortized using the straight-line method over the maturity of five years. The remaining debt issue expenses are being amortized over the extended term as the modification did not result in an extinguishment of debt, thus resulting in only an adjustment to the carrying amount of the liability and amortization over the remaining term of the modified liability.

As at March 31, 2012, the effective interest rate on the ABL was 2.40% (3.60% in 2011, taking into account the effect of the interest rate swap agreements described in Note 12).

Throughout the first quarter of 2012, the Company remained in compliance with the reporting requirements and financial covenant contained in the Company’s ABL and Indenture.

9 -  PROVISIONS AND CONTINGENT LIABILITIES

The Company’s provisions consist of restoration obligations, restructuring provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities and a provision for litigation. The rollforward of the Company’s provisions is as follows as at March 31, 2012:

	Restructuring	Restructuring	Restructuring	Restructuring
	Restoration provisions	Restructuring provisions	Litigation	Total
	$	$	$	$
Balance, December 31, 2011	1,861	1,805	259	3,925
Additional provisions	-	99	-	99
Amounts used	-	(560)	-	(560)
Foreign exchange	24	31	7	62

Balance, end of period	1,885	1,375	266	3,526

Amount presented as current	-	1,375	266	1,641
Amount presented as non-current	1,885	-	-	1,885

Balance, March 31, 2012	1,885	1,375	266	3,526

During the reporting period, there were no reversals of restructuring provisions and no changes in contingent liabilities.

See Note 4 and the notes to the annual consolidated financial statements prepared under IFRS as at and for the year ended December 31, 2011 for a full description of contingent liabilities.

10 -    CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as at March 31, 2012 and December 31, 2011 were 58,961,050.

Weighted average number of common shares outstanding for the periods ended March 31, are as follows:

	Three months ended March 31,
	2012	2011
Basic	58,961,050	58,961,050
Diluted	60,156,176	58,961,050

For the three months ended March 31, 2012 and 2011, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were 137,801 and nil, respectively.

The Company did not declare or pay dividends during the three months ended March 31, 2012 and 2011.

Stock Options

No stock options were granted or exercised during the three months ended March 31, 2012 and 2011.

Contributed Surplus

During the three months ended March 31, 2012 and 2011, the contributed surplus account increased by approximately $0.1 million and $0.1 million, respectively, representing the stock-based compensation expense recorded for the period.

11 -    RELATED PARTY TRANSACTIONS

In a prior reporting period, the Company entered into a support services agreement with a company controlled by one of the current members of its Board of Directors. This agreement required the provision of support services that included the duties of the Chairman of the Board of Directors. The Chairman of the Board of Directors support services agreement was effective through June 30, 2011 and provided for monthly compensation in the amount of CAD$25,000. During the three months ended March 31, 2012 and 2011, an amount of nil and CAD$75,000, respectively, was recorded with respect to the support services agreement.

12 -    FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

The fair value of the Company’s senior subordinated notes was $119.3 million as at March 31, 2012 ($113.4 million as at December 31, 2011).

The Company’s forward foreign exchange rate contracts carrying amounts and fair values were an asset and a liability amounting to $524,000 and $13,000, respectively, for the reporting periods ended March 31, 2012 and December 31, 2011. The interest rate swap agreement expired on September 22, 2011.

The methods and assumptions used to determine the estimated fair value of each class of financial instruments have not changed during the reporting period.

The terms and conditions of foreign exchange contracts designated as cash flow hedges and the Company’s foreign exchange risk policy and related management strategies are presented in Note 21 to the annual consolidated financial statements as at and for the year ended December 31, 2011.

During the interim reporting period, there were no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments, nor were there any changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

During the three months ended March 31, 2011, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of two forward foreign exchange rate contracts (the “Terminated Contracts”), both of which were scheduled to settle on April 1, 2011, representing the Company’s hedging of inventory purchases during the month of March 2011. As at March 31, 2011, all inventory purchases covered under these Terminated Contracts were sold and consequently were included in the determination of net earnings (loss) for the three months ended March 31, 2011.

Accordingly, included in the Company’s consolidated earnings (loss) for the three months ended March 31, 2011 are $0.2 million under the caption Cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and an insignificant amount under the caption Other (income) expense, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate its designation of these specific hedging relationships.

13 -    POST REPORTING EVENTS

No adjusting or significant non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.